Exhibit 1.01

ANADIGICS, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

Introduction

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten, and gold (“3TG” or “conflict minerals”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”), or an adjoining country, defined as a country that shares an internationally recognized border with the DRC, collectively defined as the “Covered Countries”.

If based on such inquiry, the registrant has reason to believe that any of the conflict minerals contained in its products originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of those conflict minerals contained in those products to determine whether they did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

Company Overview

ANADIGICS, Inc. (“the Company”, “we”, or “our”) designs and manufactures innovative radio frequency (RF) solutions for the growing CATV infrastructure, small-cell, WiFi, and cellular markets. Headquartered in Warren, NJ, ANADIGICS offers RF products with exceptional reliability, performance and integration to deliver a unique competitive advantage to OEMs and ODMs for infrastructure and mobile applications. The Company’s award-winning solutions include line amplifiers, upstream amplifiers, power amplifiers, front-end ICs, front-end modules and other RF components. These products contain necessary conflict minerals.

Supply Chain Overview

We are a purchaser of materials, parts, components, and manufactured products, which contain necessary conflict minerals, and are many steps downstream in the minerals supply chain from smelters and refiners. We do not purchase raw ore or unrefined conflict minerals. Smelters and refiners are the consolidation points for raw ore from which our suppliers source the conflict minerals.

Reasonable Country of Origin Inquiry

We evaluated our current products and determined that certain products we manufactured or contracted to manufacture during 2014 contain necessary conflict minerals. We conducted in good faith an RCOI that was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries, or are from recycled or scrap sources. Our RCOI was based on surveys of our direct suppliers whose material contained necessary conflict minerals using the standard Conflict Minerals Reporting Template (“CMRT” or “template”) designed by the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of the Electronics Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template has been widely adopted by many companies in their due diligence processes related to conflict minerals.

We have determined with respect to our 2014 products containing necessary conflict minerals, we have reason to believe that some of the necessary conflict minerals may have originated in the Covered Countries. Further, we know or have reason to believe some of these necessary conflict minerals may be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of those necessary conflict minerals and have prepared this Conflict Minerals Report.

Due Diligence Process

We designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, OECD 2013) and the related supplements for gold and for tin, tantalum and tungsten.  Our design of due diligence measures featured: (1) establishment of strong internal company management systems; (2) identification and assessment of risks in the supply chain; (3) design and implementation of a strategy to respond to risks as they are identified; (4) support of industry organizations to carry out independent third-party audits of smelters’ and refiners’ due diligence practices; and (5) report on supply chain due diligence.

Step 1 – Establish Strong Company Management Systems

The Company established an internal team consisting of members of Operations and Quality to implement our conflict minerals due diligence measures. We adopted a policy with respect to our sourcing of conflict minerals, which was distributed to all potential suppliers of conflict minerals. This policy statement is publicly available on our website at
http://www.anadigics.com/company/quality_environment/statement_on_a_conflict_free_supply_chain

Step 2 – Identify and Assess Risk in the Supply Chain

We have continued our efforts to increase our supply chain transparency and identify risks within our supply chain. All necessary conflict minerals and the suppliers of those necessary conflict minerals have been identified. We have relied on these suppliers’ responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

A process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information including aggregating and updating the list of smelters. For smelters that cannot provide country of origin information we compare them to the CFSI conflict free smelter lists. As we move forward in developing our due diligence program, we intend to include a conflict minerals clause in all new and renewed supplier contracts, enhance supplier communication where necessary, and establish alternative suppliers should we discover that 3TG minerals are sourced from Covered Countries, to improve due diligence and data accuracy to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries.

Step 4 – Carry out an Independent Third Party Audit of Refiner’s Due Diligence Practices

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG.  Therefore, our approach to identify whether any of the conflict minerals originated from mines that are financing conflict in the Covered Countries, is to identify the smelters who refine the conflict mineral ore and determine whether these smelters have been audited and certified as “conflict free” by  CFSI's Conflict Free Smelter Program (“CFSP”).

Step 5 – Report on Supply Chain Due Diligence

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD.

Results of Our RCOI and Due Diligence Process

ANADIGICS identified and sent the CMRT to the 14 suppliers who were within the scope of the RCOI in order to determine whether the necessary conflict minerals were or were not DRC conflict free (as defined in the Rule). We received responses from all 14 suppliers. The responses contained varying degrees of information regarding the mines in which the conflict minerals were sourced and the names and locations of 3TG smelters/refiners which process necessary conflict minerals used in our suppliers’ products, which are ultimately incorporated into our products. We reviewed the responses and made further inquiries of our suppliers as necessary. Our RCOI and due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct in-scope suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Through our implementation of the OECD programs and requesting our suppliers to complete the CMRT, we have determined that seeking information about 3TG smelters/refiners in our supply chain from our suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. Our supplier responses did not completely list mine location information for all smelters/refiners. For Templates received which listed smelter data, we analyzed and compared the 3TG smelters/refiners against the list of smelter facilities which have received a “conflict free” designation through the CFSI CFSP. We compiled the supplier responses and documented country of origin information for the smelters and refiners if available.

The information received from our RCOI and due diligence efforts from suppliers or other sources is not sufficient to determine the origin of all 3TG our products contain, whether the 3TG came from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin. Therefore, after exercising due diligence as described above in this report, the Company has concluded that its products are “DRC conflict undeterminable”.

Pursuant to the Rule, this report is not subject to an independent private sector audit.

Future Due Diligence and Risk Mitigation

We have ongoing obligations under the reporting requirements of Rule 13p-1 and our Conflict Minerals Policy and we will seek to take additional steps in 2015 to continue to improve our good faith RCOI and due diligence processes. We expect to take the following steps to improve our due diligence procedures and to further mitigate the risk that the necessary conflict minerals in our products do not benefit armed groups in the DRC or adjoining countries:

•	Continue to participate with industry groups seeking to identify best practices for good faith RCOIs and related due diligence;

•	Provide continuing education to members of our Conflict Minerals team and other employees who are involved with Conflict Minerals on both the supplier and customer sides of our business;

•	Continue to clearly communicate expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components;

•	Continue educating our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals;

•
Continue to compare the list of smelters identified through our good faith RCOI and related due diligence processes to the evolving lists of smelters who have been designated as “conflict free” through independent “conflict free” smelter validation programs; and

•
Contact smelters we identified through our good faith RCOI and due diligence processes, either directly or through our supply chain, and request they obtain a “conflict free” designation from an independent “conflict free” smelter validation program.